SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company)
CYPRESS BIOSCIENCE, INC.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
232674507
(CUSIP Number of Class of Securities)

Jay D. Kranzler M.D., Ph.D.
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121
(858) 452-2323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Frederick T. Muto, Esq.
Barbara L. Borden, Esq.
David A. Lipkin, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended, the “Statement”) previously filed by Cypress Bioscience, Inc., a Delaware corporation (“Cypress”), with the Securities and Exchange Commission (the “SEC”) on September 28, 2010, as amended by Amendment No. 1 to Schedule 14D-9 previously filed by Cypress with the SEC on October 4, 2010, relating to the tender offer by Ramius V&O Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company, to purchase all the issued and outstanding shares of Common Stock for $4.25 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2010, as amended by Amendment No. 1 to Schedule TO on September 20, 2010 and as amended by Amendment No. 2 to Schedule TO on September 21, 2010, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.
Item 4. The Solicitation or Recommendation
     Item 4 is hereby amended and supplemented as follows:
     On page 9, the following paragraph is added after the first paragraph under the caption Reasons for the Recommendation.
     “In making its recommendation, the board of directors considered, among other factors, material relating to financial analyses of Cypress and certain of Cypress’ assets, including discounted cash flow analyses. The discounted cash flow analyses of Savella and other Cypress assets are based, in part, on financial projections prepared by Cypress management. These financial projections are based on numerous assumptions, including assumptions as to annual sales volumes of Savella over the expected remaining market exclusivity period, tax rates, research and development expense, timing for obtaining marketing approval for each of the CNS assets and future product revenue based on timing of product launch, market exclusivity, patient population, market penetration and expected pricing for each CNS drug candidate. The projections also reflect current general business, economic, market and financial conditions. Cypress believes that these assumptions are reasonable, however, all of the assumptions are subject to risks and uncertainties, which make the actual results difficult to predict. Accordingly, there can be no assurance that the assumptions made in preparing financial projections will prove accurate or that the projected results will be realized.”
     On page 10, the second bullet under the heading “1. The Offer grossly undervalues Cypress’ current business and future prospects” is hereby amended to add the following additional sentence:
     “Accordingly, there is no assurance that the Offer price is less than the fair market value of Cypress’ existing business and prospects.”
     On page 12, the paragraph under the caption “7. Offeror’s tactics have been designed to divert attention away from its grossly undervalued Offer” is hereby amended to read as follows:
     “Offeror has engaged in a carefully orchestrated public campaign designed to divert attention away from the fact that the Offer grossly undervalues Cypress and inappropriately transfers significant value to Offeror and its affiliates from other stockholders. Offeror has publicly accused Cypress management of having conflicts of interest and has aggressively attacked the board of directors by claiming breach of fiduciary duties without offering any evidence to support their claims. The issue for the board of directors of Cypress and stockholders is the value and terms of the Offer that has been made. The Offer is essentially a proposal to liquidate Cypress for the benefit of the Offeror with the result that existing stockholders receive a discount to even the liquidation value of Cypress. Moreover, the Offeror receives an enormous, disproportionate and unjustified return on its investment utilizing Cypress’ cash and assets to effect a transaction, all at the expense of the other Cypress stockholders.”

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CYPRESS BIOSCIENCE, INC.
By:	/s/ Jay D. Kranzler
Name:	Jay D. Kranzler, M.D., Ph.D.
Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: October 14, 2010

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